Citizens Financial Corporation

Determination of the Fair Market Value
of the Common Stock of Citizens Financial Corporation as part of a Corporate Reorganization

June 22, 2007

One Buckhead Plaza, Suite 930 ● 3060 Peachtree Road, N.W. ● Atlanta, Georgia  30305
Tel. (404) 495-5920 ● Fax (404) 495-5921

Independent Valuation

Citizens Financial Corporation Common Stock

Burke Capital Group, L.L.C. (“BCG”) is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its business, BCG is regularly engaged in the valuation of financial institutions and other companies and their securities in connection with mergers and acquisitions and other corporate transactions.  BCG specializes in providing advice on issues of business and financial strategies, mergers & acquisitions, fairness opinions, evaluation of capital adequacy and efficiency, finance, capitalization structure, dividend policies, and valuations based on fair value and fair market value valuations.  BCG regularly prepares valuations of financial institutions and other companies and is considered an expert in this field.  As a recognized expert in the valuation and analysis of financial institutions (including life insurance companies), BCG has relied upon its knowledge and expertise in applying accepted analytical and investment banking procedures in the following review and analysis.

BCG does not have any relationship involving Citizens Financial Corporation or its subsidiaries that compromises its objectivity in preparing this valuation.

In reaching its valuation BCG has reviewed the consolidated financial statements as audited by Ernst & Young, LLP for the years ended December 31, 2005 and December 31, 2006.  In addition, BCG reviewed internal proprietary information and has utilized general information concerning the life insurance industry.  BCG assumed, without independent verification, the accuracy and completeness of information management of Citizens Financial Corporation has provided.  BCG has not performed or considered any independent appraisal or evaluation of assets.

The following is a discussion of the facts and methods considered relevant to this valuation.

Jim Stokes Principal (404) 495-5921 (o) jstokes@burkecapital.com	Jason Trembley Associate (404) 495-5940 (o) jtrembley@burkecapital.com	David Byars Analyst (404) 495-5941 (o) dbyars@burkecapital.com

Burke Capital Group, l.l.c.

Burke Capital Group, L.L.C.

Summary Valuation

Citizens Financial Corporation (the “Company”) has engaged Burke Capital Group (“BCG”) for its opinion regarding the fair market per share value of the common stock of the Company and its wholly owned subsidiaries. The Valuation Range is used for the sole purpose to assist the Board of Directors to determine the appropriate price associated with the corporate reorganization in which the Company proposes to cash out shareholders through a reverse stock split owning less than 250 shares of the Company’s common stock. In addition, the Valuation also is used to determine the financial fairness on the shareholders who will not be cashed-out as part of the corporate reorganization.  BCG’s evaluation of the estimated fair market value of the aggregate equity interests of the Company will be based on the financial period ended March 31, 2007, and will not give effect to the impact on the value for change in control or sale valuation of the Company.  This report provides BCG’s detailed valuation analysis and support for its valuation conclusion.

The definition of fair market value used in our study is the price which a willing buyer and willing seller, both able, reasonably well-informed about the property and its market, and under no compulsion to act, agree upon as a basis for the property’s exchange.  This exchange is commonly referred to as an “arm’s length” transaction.

In order to arrive at a valuation of the voting Common Stock of the Company as of June 22, 2007, consideration was given to the following items:

1.	The history of the Company and the nature of its business.

2.	The outlook with regard to the insurance industry, both locally and on a national scale.

3.	The financial condition of the Company and the nature of its assets, liabilities and net worth as indicated by recent financial statements.

4.	The record of past operations and the Company’s earnings prospects as indicated by current, projected, and historical financial statements.

5.	The market price of publicly traded stocks of the Company and other comparable life insurance institutions.

6.	Premiums paid in recent going private stock transactions

To obtain the information necessary to complete its analysis, BCG reviewed financial statements and other pertinent documents supplied by the Company, assuming such information to be complete and accurate in all material respects.  BCG also held discussions with management concerning the Company’s recent financial performance and its prospects.  In addition, BCG reviewed certain other sources of financial and economic information deemed relevant to the valuation.  All information has been derived from sources believed to be credible, but its accuracy and completeness cannot be guaranteed.  Any statements, opinions, recommendations, charts, formulas, theories, or methods of analysis set forth herein are subject to limitations and a degree of uncertainty inherent in any market analysis.

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Burke Capital Group, L.L.C.

In arriving at its opinion, BCG has considered the Company’s present business, primary service area, its prospects, and its industry as a whole.  BCG also performed certain financial analyses and comparisons and have made various studies which are pertinent to this valuation.

Based on BCG’s analysis, it is its opinion that the fair market value the common stock of the Company at June 22, 2007 for purposes of cashing out unaffiliated shareholders as part of the proposed corporate reorganization ranges from $7.01 to $7.36 with an average valuation of approximately $7.19 per share of voting common stock. The analysis assumes the Company currently has 1,588,011 shares of common stock and no options and warrants outstanding.

Burke Capital Group, L.L.C. has no interest or bias with respect to the parties involved.    Further, its compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of this report.

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Burke Capital Group, L.L.C.

Valuation Analysis

Valuation Methodologies

There are three different standards of value employed by the American Society of Appraisers in valuing a business: Change-in-control, marketable minority interest, and non-marketable minority interest.  The valuation matrix shown below depicts the three different levels of value and the attributes of each level.

The Company’s common shares are listed on the NASDAQ, and therefore the shares represent marketable minority interest in the common stock of the Company.

The value of minority ownership of common stock in a financial institution is not a matter of applying exact formulas.  The Internal Revenue Service in Revenue Ruling 59-60 states, “A determination of fair market value, being a question of fact, will depend upon the circumstances in each case.  No one formula can be devised that will be generally applicable to the multitude of different valuation issues arising…The value is the price at which the shares would change hands between a willing buyer and a willing seller when neither is acting under any compulsion or duress and both have reasonable knowledge of all of the relevant factors impacting the values of the shares.”  Since that price has not been determined by a current market, we must then look to proxies for that price.  It is unlikely that a buyer of the stock in question would have greater knowledge of the Company than that disclosed in the publicly available information on stocks of companies traded in the over-the-counter (OTC) market, on NASDAQ or on other stock exchanges.  Therefore, BCG believes the values of these stocks are valid proxies for the price investors would be willing to pay for the Company.  Life insurance stock investments, like all investments, are made with the expectation of profit.  Since BCG is valuing the Company as an ongoing business, profitability must be used as a criterion.  But given the regulatory environment with emphasis on required minimum capital levels, book value of assets and the balance sheet are also useful to explain past, present and projected earnings patterns or to determine liquidation value, and are, therefore, also considered in determining value.

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Burke Capital Group, L.L.C.

BCG has relied upon the examination of publicly traded comparable companies, the premiums paid for similar going private transactions and the Company’s historical trading price and volume (together the “Market Approach”) to derive a value for the Company’s shares.

Market Approach

BCG has selected as proxies of the Company’s value, the stocks of publicly traded financial institutions listed in Table I below.  These stocks include a representative universe of financial institutions comparable to the Company.  Each one individually may vary in terms of certain characteristics; however, in the aggregate BCG believes they are representative and comparable.  Book value, earnings, and market values of the comparable financial institutions are based upon reported March 31, 2007 financial data and the price per common share as of the close of trading on June 21, 2007.

A           U.S. Comparable Public Companies Analysis

The public comparables that BCG has selected is comprised of comparable life insurance companies that operate in the continental United States. BCG believes there is a correlation between size and valuation; therefore the comparables selected are similar in size, business philosophy and financial snapshot to the Company. BCG selected eleven life insurance companies with a market capitalization of less than $1 billion.

The public comparables approach, as provided in Table I below, utilizes the multiples of price / LTM earnings, price / current book value, price / current tangible book value and price/ EBITDA (earnings before interest, depreciation, and amortization) as to estimate value.

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Burke Capital Group, L.L.C.

Table I
Citizens Financial Corporation
Comparable Public Companies Analysis

					Company Financials				Public Market Information			Price/
Company	Ticker	City	State	Insurance Products	Assets	Equity	ROAA	ROAE	Stock Price	Market Cap ($M)	3-Mo. Avg. Daily Volume	LTM EPS	Book Value	Tang. Book Value	EBITDA

National Western Life Insurance Company	NWLIA	Austin	TX	Life	$6,727,478	$954,077	1.23%	8.86%	$256.92	$879.2	3,357	11.60x	0.98x	0.98x	7.52x
Presidential Life Corporation	PLFE	Nyack	NY	Life	$4,537,842	$650,037	1.08%	8.20%	$19.97	$599.3	77,084	11.82x	0.91x	0.91x	7.18x
Kansas City Life Insurance Company	KCLI	Kansas City	MO	Life	$4,408,389	$673,649	0.86%	5.70%	$44.96	$534.4	7,872	14.01x	0.79x	0.79x	NA
Independence Holding Company	IHC	Stamford	CT	Life	$1,321,079	$238,762	1.21%	6.62%	$20.13	$313.8	16,460	20.97x	1.28x	1.75x	10.71x
Penn Treaty American Corporation	PTA	Allentown	PA	Life	$1,292,480	$254,930	-0.92%	-6.13%	$5.88	$139.1	67,902	NM	0.54x	0.55x	NM
KMG America Corporation	KMA	Minnetonka	MN	Life	$869,584	$182,653	-0.52%	-2.31%	$5.30	$119.9	297,625	NM	0.64x	NA	14.06x
American Independence Corp.	AMIC	New York	NY	Life	$137,116	$84,461	1.64%	2.64%	$11.00	$93.0	10,700	44.00x	1.10x	1.63x	20.55x
Security National Financial Corporation	SNFCA	Salt Lake City	UT	Life	$382,142	$54,277	1.31%	9.59%	$5.64	$34.4	6,702	8.30x	0.73x	0.74x	NA
UTG, Inc.	UTGN	Springfield	IL	Life	$484,715	$44,515	0.36%	3.12%	$7.65	$29.5	168	21.86x	0.66x	0.66x	4.67x
Kentucky Investors, Inc.	KINV	Frankfort	KY	Life	$427,770	$41,524	0.38%	4.03%	$25.00	$27.8	170	17.01x	0.67x	0.67x	NA
North Coast Life Insurance Company	NCLI	Spokane	WA	Life	$131,548	$10,412	-0.47%	-5.08%	$5.40	$3.3	0	NM	0.49x	0.49x	NM

					Mean	Mean	0.56%	3.20%		$252.1	44,367	18.70x	0.80x	0.92x	10.78x
					Median	Median	0.86%	4.03%		$119.9	7,872	15.51x	0.73x	0.77x	9.11x

Citizens Financial Corporation	CNFL	Louisville	KY		$146,674	$14,570	-0.69%	-7.24%	$6.45	$10.2	250	NM	0.70x	0.74x	NM

The public comparables have a median price/LTM earnings multiple of 15.51x, a median price/book value multiple of 0.73x, a median price/tangible book value of 0.77x and a median price/ EBIDTA multiple of 9.25x.  BCG believes the price/book multiples and price/tangible book multiples are the relevant trading metrics that drive valuation due to the Company’s current earnings profile and profitability outlook.  After applying a 50% weighting to both relevant trading metrics, BCG calculated an implied public equity valuation of $6.69, very similar to the Company’s current trading value.

Premium Adjustment

With a reverse stock split or cash-out merger, a small premium adjustment is required to account for a partial liquidity event and the involuntary nature of the transaction; BCG studied recent going-private transactions of publicly traded financial institutions over the past two years that were deemed comparable. None of the comparable transactions selected resulted in a change in control of the entity.  By observing premiums paid in other similar transactions, BCG was able to estimate a range of comparable premiums to compute the redemption price for the proposed transaction. Table II on the following page includes a list of publicly traded companies that pursued a cash-out or reverse stock split transaction and paid their unaffiliated shareholders a market premium averaged 5% to 10%.  BCG believes a 10% premium is relevant and necessary given the Company’s narrow trading range over the last year as well as the minimal trading volume and liquidity. After applying the 10% premium adjustment to the implied public equity valuation of $6.69, the fair market valuation per share calculated at $7.36.

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Burke Capital Group, L.L.C.

Table II
Citizens Financial Corporation
Transaction Premium Analysis

	Announce	Transaction	Offer	Premium to Average Price for
Company	Date	Type	Price	1-Day	1-Month	2-Months	3-Months

Northway Financial, Inc.	6/20/2007	Reverse Stock Split	$37.50	3.88%	5.19%	5.53%	9.10%
Ohio State Bancshares, Inc.	6/6/2007	Reverse Stock Split	$95.00	2.98%	2.98%	3.07%	3.07%
South Street Financial Corp.	3/23/2007	Cash Out Merger*	$10.00	14.29%	11.47%	9.94%	9.33%
Harbor Bankshares Corporation	2/5/2007	Cash Out Merger	$31.00	14.81%	14.48%	12.95%	11.56%
Home City Financial Corporation	9/27/2006	Reverse Stock Split	$17.10	10.32%	10.62%	9.65%	10.79%
County Bank Corp	3/1/2006	Reverse Stock Split	$55.00	1.85%	3.46%	4.03%	4.51%
United Tennessee Bankshares, Inc.	2/23/2006	Cash Out Merger	$22.00	2.33%	0.36%	2.06%	2.46%
Cherokee Banking Company	11/28/2005	Cash Out Merger	$17.75	2.16%	1.96%	1.22%	1.06%
FC Banc Corp.	11/17/2005	Reverse Stock Split	$29.12	23.63%	24.41%	24.84%	24.58%
Guaranty Bancshares, Inc.	10/20/2005	Cash Out Merger	$24.00	2.13%	4.89%	4.73%	4.52%
State of Franklin Bancshares, Inc.	9/29/2005	Cash Out Merger	$25.25	2.64%	1.17%	1.07%	1.04%
Community Investors Bancorp, Inc.	9/23/2005	Reverse Stock Split	$15.00	7.45%	7.48%	5.59%	5.79%
Home Loan Financial Corporation	9/2/2005	Reverse Stock Split	$20.75	29.69%	9.69%	8.53%	7.97%
FFD Financial Corporation	8/2/2005	Reverse Stock Split	$19.00	11.76%	13.14%	11.89%	14.37%
ASB Financial Corp.	7/19/2005	Reverse Stock Split	$23.00	14.71%	4.17%	3.68%	3.71%

			Mean	9.64%	7.70%	7.25%	7.59%
			Median	7.45%	5.19%	5.53%	5.79%

B	Historical Trading Price and Volume

BCG studied the Company’s trading history and volume for the previous twelve months on which a trade has been reported.  In analyzing this trading history, BCG notes that the average price per share equaled $6.37, $6.01 and $5.81 for the previous one, three and twelve months.  BCG noted that during the same twelve month period, the Company’s common stock was traded 120 out of 251 days for trading.  The average trading volume was 226, 250, and 1,236 shares during the one month, three month and twelve month periods ending June 21, 2007.  The total number of shares traded during the twelve month period was 312,900.   In order to compute a fair market price per share for the shares to be cashed out as part of the reorganization, BCG calculated the Company’s weighted average share price for the most recent twenty closing prices and applied a 10.00% premium adjustment illustrated in Table II to account for the involuntary nature of the transaction. BCG calculated the 1-month average price of $6.37 and after applying a 10.00% premium adjustment, resulted in a fair market valuation per share of $7.01.

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Burke Capital Group, L.L.C.

Table III
Citizens Financial Corporation
Recent Trading Analysis

		Average
	Current	1 Month	3 Month	12 Month

Price	$6.45	$6.37	$6.01	$5.81
Daily Trading Volume	0	226	250	1,236

Valuation Summary

Table IV
Citizens Financial Corporation
Detailed Valuation Summary

Summary Valuation
VALUATION METRIC A: PUBLIC MARKET COMPARABLES
Metric	Multiples	3/31/07 Financials	Weighting	Weighted Value
Price / Book	0.73 x	$14,570	50.0%	$3.36
Price / Tangible Book	0.77 x	$13,814	50.0%	$3.33
Price / LTM Earnings	15.51 x	NM	NM	NM
Price/ EBITDA	9.11 x	NM	NM	NM

			Implied Public Equity Valuation	$6.69

			10% Premium Adjustment	$0.67

			Price / Share	$7.36

VALUATION METRIC B: RECENT TRADING ACTIVITY
Metric	Value	Premium	Weighting	Weighted Value

1-Month Average Price	$6.37	10.0%	100.0%	$7.01

Sum of the Parts Valuation ($ In Thousands, Except Per Share Values)
Valuation Approaches		Weighting	Valuation / Share	Weighted Value Per Share

Public Comparables		50.0%	$7.36	$3.68
Historical Trading Value		50.0%	$7.01	$3.51

		Sum of the Parts Value / Share		$7.19

BCG has arrived at a valuation range of $7.01 to $7.36 per share and an average of $7.19.  BCG’s Valuation is not a recommendation with respect to the purchase or sale of any shares of the Company.  BCG’s Valuation is solely of the fair market value of the Company’s shares at the valuation date, which is as of June 22, 2007 and may be materially different at any date other than the valuation date.  The Valuation is provided to assist the Board of Directors to determine a cash price to be paid for fractional shares resulting from a corporate reorganization.

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Burke Capital Group, L.L.C.

Appendix A

Items Reviewed By BCG

For the purposes of the analysis, BCG reviewed the following items:

1.	2005, 2006 year-end audited financial statements as opined by Ernst & Young, LLP

2.	10-K financial statements for December 31, 2006

3.	10-Q financial statements for March 31, 2007

4.	Explanation of any significant non-recurring charges over the last three years.

5.	One-year financial internal Management projections for the Company.

6.	The capital structure of the Company and the level of concentration of ownership in the Company's voting stock.

7.	Transactions in the stock of the Company over the last twelve months.

8.	Economic and demographic information for the primary markets in which the Company operates.

9.	Trading statistics involving comparable life insurance companies

10.	Recent going private transactions and associated premiums paid

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Appendix B

Statement of Limiting Conditions

BCG’s Valuation is subject to certain conditions, limitations and assumptions as stated in its agreement with Citizens Financial Corporation including but not limited to, the following:

BCG’s Valuation is limited to an analysis of (a) publicly available information with respect to the Company, the Company’s outstanding securities, and such other matters as BCG deems appropriate, and (b) such other information as the Company supplies to BCG.  The Valuation may be in such form as BCG shall determine, including by stating therein that BCG has relied upon the information furnished to it and BCG has assumed the accuracy and completeness of such information and has not attempted independently to verify any of such information.

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